UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  __)*

SOLAR POWER, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

83490A 10 0

(CUSIP Number)

Stephen C. Kircher
c/o Solar Power, Inc.
1115 Orlando Drive
Roseville, CA  95661
(916) 745-0900

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 5, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   83490A 10 0
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Stephen C. Kircher
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power	2,272,500(1)
	8. Shared Voting Power	6,000,000
	9. Sole Dispositive Power	2,272,500(1)
	10. Shared Dispositive Power	6,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	8,272,500(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	15.82%(2)
14.	Type of Reporting Person (See Instructions)	IN

(1)
Includes 2,065,000 shares issued in the names of trusts established for the benefit of Mr. Kircher’s two sons and 100,000 shares issued to the Kircher Family Foundation, Inc., to each of which Mr. Kircher is the trustee.  Also includes 107,500 Shares underlying options to the extent exercisable within 60 days.

(2)	Percentage calculation based on total number of the Issuer’s outstanding Shares as of December 31, 2010.

Item 1.  Security and Issuer.

This statement relates to shares of Common Stock, $0.0001 par value (the "Shares") of Solar Power, Inc., a California corporation (the "Issuer").  The address of the Issuer's principal executive offices is 1115 Orlando Drive, Roseville, California  95661.

Item 2.  Identity and Background.

a.	The Reporting Person filing this statement is Stephen C. Kircher.

b.	The business address of the Reporting Person is: 1115 Orlando Drive, Roseville, California 95661.

c.	The Reporting Person is the Director and Chief Executive Officer of the Issuer.

d.	The Reporting Person, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

On August 23, 2006, Issuer entered into an Agreement and Plan of Merger, as amended by that First Amendment to the Agreement and Plan of Merger dated October 4, 2006, the Second Amendment to the Agreement and Plan of Merger dated December 1, 2006 and the Third Amendment to the Agreement and Plan of Merger dated December 21, 2006 (the “Merger Agreement”) with Solar Power, Inc., a California corporation (“SPI”) and the Issuer’s wholly-owned subsidiary, Welund Acquisition Corp., a Nevada corporation (“Merger Sub”). Effective as of December 29, 2006, pursuant to the Merger Agreement, the Merger Sub was merged with and into SPI, with SPI surviving as the Issuer’s wholly owned subsidiary (the “Merger”). The Merger was consummated on December 29, 2006, pursuant to which SPI became Issuer’s wholly owned subsidiary.  In connection with the Merger the Issuer issued an aggregate of 14,500,000 shares of restricted common stock to the existing shareholders of SPI.  Each share of common stock of SPI was cancelled and exchanged for one share of the Issuer’s common stock.  As a result, Mr. Kircher, our Chief Executive Officer and Director who was also the Director and Chief Executive Officer of SPI, became the beneficial owner of 8,100,000 shares of Issuer’s common stock, including 2,000,000 shares issued to trusts held for benefit of his sons, 100,000 shares issued to the Kircher Family Foundation, Inc.  In addition, Mr. Kircher is the beneficial owner of 107,500 shares issuable upon the exercise of vested options.

The Merger Agreement, as amended, was attached as Exhibits 10.1 to the Issuer’s Forms 8-K filed on August 29, October 10, December 6 and December 22, 2006, and is incorporated herein by reference.

On December 24, 2007, the irrevocable trusts established for the benefit of each Mr. Kircher’s two sons each purchased 20,000 shares of Issuer’s common stock.  On December 31, 2007, the irrevocable trust established for the benefit of Mr. Kircher’s son, Scott Kircher, purchased 25,000 shares of the Issuer’s common stock.

Item 4.  Purpose of the Transaction.

The Reporting Person acquired the Shares (described in Item 3 above) for investment purposes in connection with the Merger pursuant to the Merger Agreement.

In anticipation of the Merger described in Item 3, prior to the Merger Mr. Kircher was appointed as a director and as Chairman of the Board of the Issuer effective as of September 5, 2006, to fill an existing vacancy.  Effective upon the Merger, pursuant to the Merger Agreement Mr. Kircher remained a director of the Issuer and was appointed as the Issuer’s Chief Executive Officer while the remainder of the Issuer’s directors and officers resigned their positions.  Concurrently, to fill vacancies created by such resignations, the current officers and directors of SPI were appointed to the same respective positions of the Issuer and together with the Reporting Person assumed management control of the Issuer.  Although there is no present intention to change the Issuer’s number of authorized directors, the Reporting Person reserves the right, along with the other directors, to identify and appoint such qualified candidate(s) to the Issuer’s Board of Directors, as may be deemed appropriate now or in the future.

In addition, as a condition to the Merger, Issuer changed its corporate name from Welund Fund, Inc. to its current name.  Effective October 5, 2006 the Issuer filed a certificate of amendment with the Nevada Secretary of State effecting the name change.  Furthermore, as a result of the Merger, the Issuer discontinued its business relating to the pool of finance receivables and commenced its new business and operations in the solar power business.

On December 31, 2010, in connection with a stock purchase agreement between the Issuer and LDK Solar Co., Ltd. (“LDK”) further described below, the Reporting Person granted certain voting rights over 6,000,000 Shares otherwise beneficially owned by the Reporting Person (the “Voting Shares”) pursuant to a certain voting agreement by and between the Reporting Person and the LDK  (the “Voting Agreement”).  The Voting Agreement is attached as Exhibit B hereto.  The Reporting Person maintains beneficial ownership over the Voting Shares for all purposes other than those agreed to in the Voting Agreement.

Pursuant to the Voting Agreement, the Reporting Person agreed, with respect to the Voting Shares, to vote in favor of a future amendment to the Issuer’s certificate of incorporation to increase the number of authorized Shares.  Additionally, the Reporting Person covenanted to LDK  that he will not dispose of or otherwise limit his interest in the Voting Shares until after such vote takes place.

Once the vote to increase the amount of authorized Shares (as discussed in the preceding two paragraphs) has occurred, the Reporting Party’s beneficial ownership interest in the Voting Shares will cease.

Contemporaneously with the execution of the Voting Agreement, the Issuer and LDK entered into a stock purchase agreement (the “Stock Purchase Agreement”).  The Stock Purchase Agreement is attached as Exhibit C hereto.  Pursuant to the Stock Purchase Agreement, on January 10, 2011, the Issuer issued and LDK purchased 42,835,947 Shares (the “Purchased Shares”).  LDK  will subsequently purchase from the Issuer upon the satisfaction of certain closing conditions, 20,000,000 shares of Series A Preferred Stock (“the Preferred Shares”) pursuant to the terms of the Stock Purchase Agreement.  Following the purchase of the Purchased Shares, LDK controls a greater than 50% share of the Shares for the purposes of voting to increase the number of authorized Shares as discussed in the preceding paragraph.

If all of the events discussed in the preceding paragraph occur, the Issuer will effectuate an increase in the amount of authorized Shares.  Once this occurs, the Purchased Preferred Shares will be converted automatically into Shares.  The result of this series of transactions, should it transpire, is that the LDK will obtain beneficial ownership of 70% of all issued and outstanding Shares.

Further, pursuant to the Stock Purchase Agreement, on January 10, 2011, Xiaofeng Peng and Jack Lai were appointed to the board of directors of the Issuer in conjunction with the first closing of the transactions contemplated by the Stock Purchase Agreement.  In addition, Tim Nyman, Ron Cohan and Paul Regan will resign from the board of directors of the Issuer prior to the second closing of the transactions contemplated by the Stock Purchase Agreement and LDK will receive recommendations from the Issuer as to additional candidates to be appointed to the board of directors of the Issuer, and the Issuer will cause two such individuals designated by LDK to be seated on the board of directors of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a)	The following table sets forth the aggregate number and percentage of the Issuer’s Shares beneficially owned by the Reporting Person herein:

Reporting Person	Shares Beneficially Owned	Percentage
Stephen C. Kircher	8,272,500 (1)	15.82%(2)

(1)  Includes 2,065,000 shares issued in the names of trusts established for the benefit of Mr. Kircher’s two sons and 100,000 shares issued to the Kircher Family Foundation, Inc., to each of which Mr. Kircher is the trustee.  Also includes 107,500 Shares underlying options to the extent exercisable within 60 days.

(2)  Percentage calculation based on total number of the Issuer’s outstanding Shares as of December 31, 2010..

(b)
The following table sets forth the number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Stephen C. Kircher	2,272,500(1)	2,272,500(1)	6,000,000

(1)  Includes 2,065,000 shares issued in the names of trusts established for the benefit of Mr. Kircher’s two sons and 100,000 shares issued to the Kircher Family Foundation, Inc., to each of which Mr. Kircher is the trustee.  Also includes 107,500 Shares underlying options to the extent exercisable within 60 days.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed in Item 3 and Item 4, the Reporting Person has no other contracts, arrangements, understandings or relationship with respect to Securities of Issuer.

Item 7.  Materials to be Filed as Exhibits.

Exhibit A –
Agreement and Plan of Merger dated August 23, 2006, as amended by that certain First Amendment to the Agreement and Plan of Merger, Second Amendment to the Agreement and Plan of Merger, and Third Amendment to the Agreement and Plan of Merger (1)

Exhibit B –	Exhibit B – Voting Agreement, dated as of December 31, 2010, by and between Stephen C. Kircher and LDK Solar Co., Ltd. (2)

Exhibit C –	Exhibit C – Stock Purchase Agreement, dated as of December 31, 2010, by and between Stephen C. Kircher and LDK Solar Co., Ltd. (3)

(1)	Incorporated by reference as Exhibits 10.1 to the Issuer’s Current Reports on Forms 8-K filed August 29, October 10, December 6 and December 22, 2006.
(2)	Incorporated by reference as Exhibit 10.3 to the Issuer’s Current Report on Forms 8-K filed January 6, 2011.
(3)	Incorporated by reference as Exhibit 10.1 to the Issuer’s Current Report on Forms 8-K filed January 6, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2011	/s/ Stephen C. Kircher
Stephen C. Kircher